Filed by ADC Telecommunications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Andrew Corporation
Commission File No. 001-14617
The following contains the transcript of a conference call for senior leaders of ADC Telecommunications, Inc. on May 31, 2006, hosted by Robert E. Switz, President and CEO of ADC Telecommunications, Inc.
ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/9:30 am CT
Confirmation #1030311

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
May 31, 2006
9:30 am CT

Man:	(Unintelligible) that would take you about three hours.

Woman:	That’s right.

Operator:	Ma’am your line is in the main call. You may begin.

Woman:	Great, thank you.

Robert E. Switz:	Good morning ADC colleagues.

Man:	Good morning.

Woman:	Good morning.

Man:	Good morning.

Man:	Good morning.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/9:30 am CT
Confirmation #1030311

Robert E. Switz:	Today is a milestone day in the revised history of ADC. I think, you know, we’ve managed to get to a point where in June of 2006 assuming our transaction stays on track and closes we’ll now be back to a size equal to and/or greater than what we were at our peak in the year 2000.

So putting this in summary terms if you think about where we were three years ago and we were in terms of revenue at our low point during that three years which was about $550 million from continuing operations and about less than two years and assuming if we close once again we’ll be up to in excess of $3 billion.

So a very significant move forward for ADC and I have to say none of this would have been possible, none of this would have been possible if it weren’t for the Management Team, the extended Management Team, and all the employees of ADC working extremely hard over the past couple years to put ADC in the position of health and performance that allowed us to go forward and execute on our growth initiatives to rebuild the company.

So, you know, everybody on this call and everybody else in the company should feel exceptionally gratified at what we’ve been able to do in such a very short period of time.

So this is not a trivial accomplishment. In fact I’m not sure there are many replications of this accomplishment in business history.

So let’s hope it stays on track and gets us to the finish line so that we can achieve (unintelligible) and continue to perform and build the company.

So that leads to performance first and I’ll say it now and I’ll say it again, in order to assure that this remains a reality,

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/9:30 am CT
Confirmation #1030311

in order to assure that we get the value that we’re expecting to get we do need to continue to perform at a high rate of performance.

So making our numbers, getting the jobs done that we have on our plate between now and the end of the year is extremely important for our continue success and to assure that our transaction moves forward on uninterrupted basis.

So while we’ve extended a lot of hard work to get here there’s still a lot of hard work to come.

I also want to briefly comment for those of you that pay attention to stock prices and noticed that we took a big hit this morning that’s not completely unexpected. Very often in mergers there is an immediate hit to the acquirer’s share price and that’s no different today.

The arbitragers begin to do their work in order to make their money off the transaction and so you will see a hit as we’ve seen today.

In addition I think it’s fair to say there was probably an expectation of some of our investors that our full year guidance would’ve been raised. We held our guidance based on the knowledge that we have of our current quarters Q3 and Q4. As we held our guidance I think that was a little bit of a disappointment.

So combine that with arbitrage effect and then investors who just panic because they worry about the execution of large mergers. Those shareholders tend to sell, wait a couple quarters or a quarter after the deal closes and then make a decision to get back in based on their confidence and the merits of the transaction.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/9:30 am CT
Confirmation #1030311

So nobody should be concerned about the share price hit today. I fully expect that over a period of time that’s going to be more than corrected.

The power of this combination, long term in the marketplace, is extremely compelling and I think most of you know that I have been managing ADC for the best interest of the company and its shareholders in the long run not necessarily on a given quarter.

I think there’s nothing better that we could’ve done for the long term other than to get ourselves completely established on both sides of the infrastructure market, a strong position in wire line and then to have the ability to acquire the Number One player in the wireless side of the infrastructure market to put a company together that is very unique compared to anybody in the market today in terms of it’s coverage of wire line wireless infrastructure including our focus on Enterprise.

So in the long run and long run will only be as long as we allow it to be. Long run this is a fantastic opportunity for all of us.

And when I say long run will only be as long as we allow it to be, that means that we need to drive the value out of this transaction sooner rather than later.

And that will allow us clearly I think not only to recover share price but more than recover share price and create exceptional value for our shareholders and our employees and ourselves obviously.

So I think the simple message is that we have an opportunity unparalleled in the industry. You know, we’ve got the first part done, the heavy lifting starts now. You know, we’re going to have a lot of people engaged in trying to on

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/9:30 am CT
Confirmation #1030311

both sides, trying to begin the process of establishing integration, and synergy objectives, building teams, aggressively moving forward to try and establish very aggressive goals both in terms of value and terms of the timeframe with which we expect to get them done.

The other important aspect of this is, you know, very clearly we don’t want anybody on the Andrew side and we don’t want anybody on our team defocused on the mission at hand.

And that’s (true) for those that affect the revenue side of our business whether you’re in sales, marketing, product management, or manufacturing. We need to continue to aggressively cater and take care of our customers and compete in the marketplace with an absolute steel focus on winning in the market.

So as we think about that it’s up to all of us to get our heads firmly in the game decide from the onset that we’re 100% committed to driving value across this Enterprise and the combined Enterprise where we have the opportunity to put it together.

If you look at Andrew I’m sure most of you are somewhat familiar with the company but if you’re not there’s a lot of information that we’ve published this morning to give you a perspective on the company, its products. I know there are presentations on the website so I’m not going to spend a lot of time going into company detail. I think if you read through it its pretty self explanatory and will give you a very good feel for the type of company that Andrew is and they’re various products.

And when we look at the opportunities for leverage and synergy they’re very, very significant geographies. They’re very strong in China and India. You know, we’re emerging there and this is going to be highly supportive of our

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/9:30 am CT
Confirmation #1030311

desire to get bigger and stronger in those markets. By coincidence they also have facilities in the Czech Republic, a large facility. And, you know, we’re in the process of inaugurating our facility there I think this week. So we overlap there as well.

They also have an operation in Brazil and, you know, while we pay an awful lot of attention to the China, India, Eastern European markets we’ve not really paid much attention to the Latin South America markets and quite frankly if you pay attention to a lot of the current literature there’s a lot of opportunity emerging in those markets but getting very much over shadowed by India and China.

With a presence on the ground, a manufacturing facility I think we have the opportunity to be in country supplier something we’ve not had the opportunity to do and also take advantage of opportunities in those markets.

If you look at cross selling opportunities they’re quite significant across the board. A little bit elusive in some cases as we found out with our Krone acquisition but we saw clarity in the U.S. We’re starting to see some benefits outside the U.S. We expect to see more.

If you think about Andrew there’s opportunities for our services business, greater pull through, cross selling of connectivity products, hopefully this will be the force that helps us gain credibility for our Digivance product line through the significant presence and credibility of Andrew as a wireless player and also one that has a Analog Coverage System.

So hopefully we’ll see synergies there. (Unintelligible) with channel activities and market leadership in those markets.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/9:30 am CT
Confirmation #1030311

So as I look at this combination it makes ultimate strategic sense in a market that’s converging around wireless and wire lining customers and applications, it’s complementary to our technology capabilities. I would say the cultures are relatively similar so we don’t see huge issues around culture.

Obviously the devils in the details on all of this and we’re going to have to become very granular, work very hard to really pull all of this together.

But I could not possibly think of a more exciting opportunity and a better building block for us to go forward with.

Let me talk a little bit about organization. I think you saw today that we’ve put out a day one, a closing day organization chart for my direct reports. I want to comment on that a little bit.

First and foremost everybody in the Senior Management Team I can’t think of anybody whose life has not changed dramatically with this transaction. We are (unintelligible) whatever region of the world you’re in the revenue has more than doubled.

Okay, so if you’re in the Americas, you know, the job and the challenge of the revenue just got bigger and the same for Asia and the same for EMEA, so a lot more responsibility, broader product line, lots of challenging and fun things to deal with in terms of putting that together to better serve our customers.

So as we think about organization I had a challenge as CEO and my challenge was how to go from a $1.4 billion company to essentially a $3.5 billion company, structure it right for the marketplace and structure it right for span of control at my level.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/9:30 am CT
Confirmation #1030311

So one of my goals was to first what is an appropriate structure for the nature of this company and then as the span of control allow me to be an effective leader in that environment.

And I concluded the span of control that I had today really was quite large and I could not go beyond that so I had to at a minimum maintain a similar span of control.

So with those as driving forces, you know, the organization that you’re seeing this morning I think makes eminent sense for a $3.5 billion company. So let’s talk about it a little bit.

Andrew currently has five business units. I’ve essentially collapsed those to two and they will aggregate up, you know, the sub business units of Andrew and also it makes clear sense to contribute our wireless business into one of those business units.

So if you think about it from the Andrew side a rollup of five to two with global responsibility including manufacturing and then our services and connectivity business as two from the ADC side and our connectivity business now having responsibility for global manufacturing.

You know, as I’ve said in the past at least to some of my direct reports I said as long as maybe two years ago and on multiple occasions there will be a point in time, there will be a point in time where it will make eminent sense to have our regions become very, very powerful global go to market forces.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/9:30 am CT
Confirmation #1030311

And it will probably be some form of appropriate catalyst, a point in time in the future that would make sense for us to change our structure to meet the market needs of the business.

And clearly the merger with Andrew was that catalyst.

I also think with the business units having control for day to day manufacturing there should be much better alignment between the needs of the business in terms of satisfying and coordinating around all the issues to satisfy our customers’ requirements and delivery needs.

So we’ll have four global large business units. It is our plan to take the various components of service that exists in the five Andrew business units today, extract those, and integrate those into our stand alone service business. We believe a stand alone service business and I think the belief is shared on both sides, the Andrew and the ADC, doing it in that way will enable us to create much more value than we can with those services scattered and embedded in smaller units.

We see the opportunity for greater customer strategic relationships with partnering. We see the ability to leverage and pull through a lot more product in doing it in that manner and certainly with our foray into the wireless space and services this should certainly enhance our ability to grow in that part of the market.

In terms of global go to market, you know, we’ve consolidated the regions and the regions will rollup under the leadership of a single global go to market head. Again that makes eminent sense because our products are related.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/9:30 am CT
Confirmation #1030311

We do want to maintain an integrated and highly unified and efficient structure in how we satisfy our customers’ needs around the world.

And so to have that leadership very strong in the regions and managed by one global go to market leader made eminent sense.

And also to create the appropriate balance, you know, appropriate balance between the business unit and go to market functions. You know, I don’t want to lose the strong international component that we’ve began to work on in ADC. You know, we will be a major player in the global marketplace.

And we need to have very strong representation on what it takes to serve our customers’ needs in those markets. And I think this structure will clearly provide that.

Also you’ll notice there is a new box that we haven’t had that’s the Global Supply Chain Box.

And as we discovered through our own PRTM Consulting Exercise and as we discovered looking at Andrew who was doing something similar with Deloitte & Touche, you know, we’re both on a track to revamp our supply chain in what I would call strategic manufacturing.

So it’s also evident that at least at this point we’re not sure that we have the level of talent and experience to get that done in either company.

So we will be looking internally but also conducting an external search for somebody that has done this already and has deep experience in a global environment at a scale that we’re at today and expect to be to get the full value

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/9:30 am CT
Confirmation #1030311

(of) supply chain transformation which ultimately in my opinion helps drive us towards plus leadership and a high degree of affectivity in the marketplace in terms of satisfying customer requirement.

So what will that box do?

Business units will do day to day manufacturing, that’s run the factory, schedule production, get the product out at the quality and price and in the timeframe that our customers’ needs demand.

The Global Box will decide what is and what should be in conjunction with of course partnering with business units and others, what should our global strategy be for total supply chain?

What countries should we manufacture in?

What should we manufacture in these various facilities?

Where can we utilize facilities better around the globe?

Should we buy or should we make?

All of the relevant strategic considerations should be driven by that new part of our business.

And then of course placing the responsibility for all of the global procurement, sourcing and logistics, so that we can take advantage of a revenue in the range of $3.5 billion with something in the vicinity of a 70% COGS, that’s Cost of Goods Sold, that’s a very large number in terms of purchased components, materials, etcetera that can be mined I think very effectively and drive very dramatic cost reductions if we leverage it properly.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/9:30 am CT
Confirmation #1030311

So a new box that will be chartered to help lead the combined companies in completely revamping supply chain activities.

In terms of corporate staff, I think you can see from the announcement that pretty much our corporate staff functions remain as they are so the things that reported to me before essentially report to me post close. The names in those boxes are familiar to you, and so no significant change at that level.

A couple comments on the Andrew leadership, you know, (Roger Mica) who heads up Andrew’s global go to market activities is very accomplished global executive, comes very highly regarded. He’s done some terrific work at Andrew.

And we believe since, you know, we’re accumulating $2 billion worth of their revenue, a lot of complicated customer relationships outside of the United States that will require an awful lot of heavy lifting and really require significant global experience, you know, we all agreed that, you know, (Roger) the best candidate to assume that set of responsibilities.

(Mickey Miller) again a very accomplished executive, very highly regarded on the Andrew side. The ADC Team that participated in diligence also felt similarly. I think he’ll make a great executive addition to the team and is in — is highly capable of driving that piece of business.

(John DeSanta) who runs their cable and antennae products, a long term Andrew employee, again very highly regarded in that organization and the history of delivering results.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/9:30 am CT
Confirmation #1030311

So I think we’re very pleased that on the operating side between the Andrew leadership and the ADC leadership that we’ll have very good operating executives to step up to the tasks at hand.

And very clearly there’s some other executives at Andrew that ran pieces of their business on a smaller scale that will rollup under those two leaders. And we feel very, very good, very, very good about their experience and capabilities as well.

And think we’ve got excellent people in place at all levels of our business including the leaders in GCS below (Pat O’Brien).

So I think we’ve made very good choices. And I think overall in this process we have strengthened our Leadership Team.

I also want to comment on business development. You know, (Hilton Nicholson) who came back to the company to run our Active Infrastructure. (Hilton) will move into the business development function, also play a role on the Integration Team and certainly work with his counterpart to integrate our wireless piece effectively into that new business unit, will continue to be the President of our wire line business, and available for, you know, whatever utility play we need an accomplished executive for to help us in any aspect of the merger going forward.

And then finally and somebody can correct me if I’ve missed anything, (Laura) will be stepping out of her day to day duties as Head of HR to take on the task of being the Integration Officer for this project.

Some of us know (Laura) maybe better than everybody on the phone. But I think it was with unanimous agreement

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/9:30 am CT
Confirmation #1030311

among the Management Team that (Laura)’s program management skills or her knowledge of business processes, procedures, and certainly the people element which will be significant in this transaction that (Laura) has demonstrated over time the ability to drive very significant milestones to get very, very difficult things done in a short period of time with almost no glitches.

And so we’re all very excited to have (Laura) volunteer for the task of...

(Laura):	(Unintelligible).

Robert E. Switz:	Of Chief Integration Officer. It’s an enormous responsibility. And I can speak for, you know her colleagues and quite frankly I think can speak from the Andrew executives that have had some dealings with (Laura) already. You know, we’re all going to be working very hard to support her in this new assignment and whatever resources are appropriate to assist in that we’ll provide.

So I would encourage you and ask you all to make sure that you all step up to make a very, very difficult job just a little bit easier as we go through this process.

So those are my comments on organization. I’m speaking without notes and off the top of my head so I may have forgot something.

And if I did somebody around the table feel free to chime in.

And now what I’d like to do is open the call for some quick Q&A, because we do have a webcast to go to shortly.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/9:30 am CT
Confirmation #1030311

But what I did want to do is make sure that you all who were considering, you know, the top members of ADC’s Management Team and people that have clearly contributed very significantly in our ability to do this had an opportunity to get a heads up first and maybe ask some questions that you may have on your mind.

Any questions?

Man:	I think we’ve stumped the panel.

Robert E. Switz:	Any comments, anybody on the phone?

Are you awake?

Woman:	(I’ve) (unintelligible) which is we’re going to have a whole auditorium full of people expecting us that can and it would be great...

Robert E. Switz:	10:30.

Woman:	Oh, is it 10:30, never mind. Okay. I’ve been nervous.

Robert E. Switz:	No, no.

Woman:	(Unintelligible).

Robert E. Switz:	I put a half hour in there because...

Woman:	Okay, then ask all the questions you have.

Man:	(Unintelligible) already (unintelligible).

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/9:30 am CT
Confirmation #1030311

Woman:	That’s faster.

(Steve Freidman):	You know, this is (Steve), obviously there’s a lot of materials out there for you. I encourage you all to pull them down. We’ve given you lots of information in your Q&As, lots of information in the organization announcement, you’ve got your presentations, got your leader fast facts, packages on this as well as Q2 because your folks need to know about Q2 and has information on the (EIP) and (MIP) and then the traditional things that come out with a quarter all at the same time.

So I would encourage you to pull all those packs down, digest them, try and get your arms around the facts. One area I would like to point out and maybe (Jeff) can comment a little bit too, there is some sections in here which you can and can’t do and to conversing with Andrew employees and customers especially potential customers we don’t do business with, I would encourage you to read those pretty specifically to know basically, you know, if you need to talk to an Andrew employee don’t with or without essentially prior guidance from the Integration Team and/or Legal specifically and certainly customers if the topic of any business dealings comes up just don’t pursue it and don’t talk it to and don’t address it.

It’s just the easiest way to avoid those discussions as the best part of valor on these things.

And so (Jeff) I don’t know if there is any other color you want to give on those things just kind of the way you have to do business today. We have to be very careful.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/9:30 am CT
Confirmation #1030311

(Jeff):	Yeah, (Steve), and I think at a high level you covered it pretty well. One of the keys is that we still must operate as two independent companies until closing.

And Bob commented as well is the need for us to just continue focusing on running our own business and executing so that’s very key.

And I also want to make it clear, you know, as questions come up, I’m available. (Steve Freidman) is available. Either one of us, can call us any time if we start wrestling with questions.

(Steve Freidman):	Good thanks. So again if there’s any, you know, external comments to be made or if anybody asks you about this especially if anybody from a press or analyst or anybody approaches this again refer that to either (Gocall) or myself and we’ll handle those issues as well.

So the best thing here is not to try and second guess. Just defer and we’ll take care of those kinds of questions.

So just for, you know, last 20 second wrap up Bob, post thoughts.

Robert E. Switz:	Yeah, I don’t want to preempt anybody so one last call if there’s any questions or comments.

(Rob Cane):	Hey Bob, it’s (Rob Cane). There’s a question from Berlin.

Robert E. Switz:	Yes.

(Rob Cane):	Are we still technically in a blackout period?

Robert E. Switz:	Yes we are.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/9:30 am CT
Confirmation #1030311

(Rob Cane):	Okay.

Man:	Yes, we’re in our — you know, we have a two day clearing period following the release of our earnings and in this case significant announcement.

So we are still in a blackout for a couple days yes.

(Rob Cane):	So we can’t start buying yet.

Man:	Right.

(Oxford):	(Unintelligible) just curious. This is (Oxford) speaking. A comment to Bob and (his whole team), I think it’s great to ask now is the whole wireless portfolio here for EMEA where we are awaiting for several months to (unintelligible) so — or a year.

Man:	Year.

(Oxford):	Okay, the whole team is excited now about this great (year). Thank you to all (unintelligible). Thanks.

Man:	Thank you.

Man:	Yeah, congrats to Berlin.

Mark McDonald:	Bob, Mark McDonald here.

Robert E. Switz:	Yes.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/9:30 am CT
Confirmation #1030311

Mark McDonald:	So I got a question that cuts to that, you know, that follows onto that stock price question.

And...

Robert E. Switz:	Yes.

Mark McDonald:	So Andrew seems to have done well, you know, dispersing their business and they have pretty low operating expenses.

But they also have pretty low margins.

Robert E. Switz:	Yes.

Mark McDonald:	In the 25% range. Is that a characteristic of their market or is there a lot of leverage there?

Robert E. Switz:	Yeah, it’s — there’s two answers to that. One is it is a characteristic of their market but they are one of the lower margin guys in their market, okay.

And so if you pour through the product lines there, I would say there is equal opportunity, there’s ample opportunity to improve those margins.

Now they’re never going to be 40% margins. But as we look at the combined company, I would say today there’s an opportunity inside ADC to improve our margins from where they are today. There is also a very significant opportunity to improve their margins from where they are today.

And that comes in a variety of ways. There are certain businesses that decisions could be made around in terms of

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/9:30 am CT
Confirmation #1030311

product lines, etcetera. There’s pieces of business that come at low margin. One may decide whether or not you actually want to keep those.

Everybody has suffered from copper and I think the worse is over there. They’re in the process of migrating facilities, products to low facilities and aren’t complete. So are we. I think there’s upside there.

So, you know, I could probably go on and on about the potential. So I think as we look at where we’re going we’ve always known now that given the market space we’re in we are going and participating in a market that is going to be lower margin, okay.

So we want to be the highest margin guy in the lower margin space and deliver on the promise of the 14% (OI) that we’ve committed and I see a very clear path to do that.

Man:	Okay, I want to comment to the engagement customers, what (Sales Teams) is going to be doing just to roll that out.

Man:	I’m not sure.

Robert E. Switz:	No, sure, yeah. What Sales Teams around the world — I got that one.

And (Mitchell)’s already briefed his team. (Dolan) and (Shawnee) both are getting their troops fired up. They’ve got communications and how to speak to it.

There’s not much they can really say other than it occurred. They can’t really talk about business and they can’t talk about, you know, really what’s going forward, but they just, you know, raised the flag that shows our commitment

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/9:30 am CT
Confirmation #1030311

to the space, shows what we’re doing, and that there’ll be more information that follows especially post close but we’re very much committed to their business and (want it) more further so.

(Steve):	Hey (Steve). It’s (Steve) just from an America’s perspective really three levels. The letter that (Steve) put together is being sent out to the applicable customers and a record will be kept of that.

Phone calls are being made by my staff to the affected. And then they’re also compiling a short list for you Bob of anyone that we believe should be contacted.

So really three different levels of communication all which will be tracked here by (Denise) so that we’ll have a record of where those letters and calls went to.

Robert E. Switz:	Okay, I’m going to make some final comments and I think we’ll have to break to get down to the webcast.

But in terms of what happens next, you know, we’re going to establish groups to develop integration plans. Both ADC and Andrew employees will be involved in that process.

We’re certainly going to gather questions and provide answers that we can given the legal boundaries of the proposed merger.

ADC’s Executive Team is committed to sharing updates in an honest and open manner as we always have in the past. We’ll continue to do that.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/9:30 am CT
Confirmation #1030311

And then of course this transaction needs to be approved by both Boards of Directors and remain subject to shareholders and regulatory approval.

So we will try to make it a practice of frequent communications so everybody has a clear understanding of what’s going on.

Finally, you know, I do want to thank all the members of the Deal Team that have been part of this supporting this transaction and getting this thing done on a timely basis.

You know, even though Andrew and ADC have talked for a long time, I got to tell you we put this transaction together with lightning speed. You know, this thing began on April 6th and, you know, here we are, you know, with an announcement on May 31st. This is extraordinary in terms of a transaction of this nature.

So everybody did an outstanding job. (Jeff Phlegm) and the Legal Team, (Laura) and her team, the Finance Team really have worked very diligently, the Business Development Group, you know, everybody involved, you know, has really pulled their own weight in getting this transaction done.

And like all transactions they have a personality of their own and they always come down to the wee hours of the morning.

So I did get my phone call last night at 2:00 in the morning and that’s not a record however.

And not much, you know, most of us didn’t get much of a Memorial Day Weekend either but that’s the nature of it.

ADC TELECOMMUNICATIONS, INCORPORATED
Moderator: Robert E. Switz
05-31-06/9:30 am CT
Confirmation #1030311

But we were pleased to make that sacrifice to move ADC forward in such an enormous fashion.

So with that I’m going to depart and head to the webcast. I do want to thank again everybody for their hard work in getting us to the table and giving us this opportunity. I do want to remind everybody that, you know, we’ve got a business to run. And we need to do that with the utmost due diligence so that we can keep moving this company forward.

So thanks very much and I’m looking to forward to all of your support and commitment around this transaction.

Thanks.

Operator:	Thank you for participating in today’s teleconference.

You may now disconnect.
END

Safe Harbor for Forward Looking Statements
This press release contains statements regarding the proposed transaction between ADC and Andrew, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of ADC and Andrew. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of ADC and Andrew and the combined company, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “estimates,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “seeks,” and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements, include, among other things: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on contract manufacturers and other vendors to provide goods and services needed to operate the businesses of ADC and Andrew; fluctuations in commodity prices; the social, political and economic risks of the respective global operations of ADC and Andrew; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to ADC’s Form 10-K for the year ended October 31, 2005 and Andrew’s Form 10-K for the year ended September 30, 2005 as well as other filings made by ADC and Andrew with the United States Securities and Exchange Commission (the SEC). Except as required under the US federal securities laws and the rules and regulations of the SEC, ADC and Andrew disclaim any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.
Additional Information and Where to Find It
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF ADC AND STOCKHOLDERS OF ANDREW ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of ADC and stockholders of Andrew. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov. Investors and security holders may also obtain the documents free of charge from Investor Relations at ADC by writing Investor Relations, ADC Telecommunications, Inc., P.O. Box 1101, Minneapolis, Minnesota 55440-1101; or calling 952-917-0991; or at www.adc.com/investorrelations/financialinformation/secfilings/. Investors and security holders may also obtain the documents free of charge from Investor Relations at Andrew by writing Investor Relations, Andrew Corporation, Westchester, Illinois 60154; or calling 800-232-6767; or at www.andrew.com/investors/sec
Participants in Solicitation
ADC, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning ADC’s participants is set forth in the proxy statement dated, January 24, 2006, for ADC’s 2006 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Andrew’s participants is set forth in the proxy statement, dated December 30, 2005, for Andrew’s 2006 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of ADC and Andrew in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.